UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) December 17, 2013



Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07   Submission of Matters to a Vote of Security Holders.

Winnebago Industries, ("the Company") held its annual meeting of shareholders (the "Annual Meeting") on December 17, 2013. At the Annual Meeting, the Company's shareholders were asked to vote on four proposals: (1) the election of three Class II directors, (2) the advisory approval of executive compensation, (3) the approval of the 2014 Omnibus Equity, Performance Award, and Incentive Compensation Plan, and (4) the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accountants for the fiscal year ending August 30, 2014. The results of the shareholder vote are set forth below.

Item 1 - Election of Directors.

Company shareholders elected three nominees, Robert M. Chiusano, Jerry N. Currie, and Lawrence A. Erickson, as Class II directors to hold office until the annual meeting of shareholders to be held following the Company's 2016 fiscal year and until their respective successor is duly elected and qualified. Information as to the vote on each director standing for election is provided below:

Name	Votes For	Votes Withheld	Broker Non-Votes
Robert M. Chiusano	20,797,343	128,667	3,785,068
Jerry N. Currie	20,789,534	136,476	3,785,068
Lawrence A. Erickson	20,803,421	122,589	3,785,068

Item 2 - Advisory Approval Vote on Executive Compensation (the "Say on Pay" Vote).

Company shareholders approved, on an advisory basis, the compensation of certain executives as disclosed in the Compensation Discussion and Analysis, the compensation tables and other narrative executive compensation disclosures in the definitive proxy statement relating to the Annual Meeting, as set forth below:

Votes For	Votes Against	Abstentions	Broker Non-Votes
20,276,986	386,254	262,770	3,785,068

Item 3 - Approval of the 2014 Omnibus Equity, Performance Award, and Incentive Compensation Plan.

Company shareholders approved the 2014 Omnibus Equity, Performance Award, and Incentive Compensation Plan as disclosed in the definitive and additional proxy statement relating to the Annual Meeting, as set forth below:

Votes For	Votes Against	Abstentions	Broker Non-Votes
17,737,427	3,147,788	40,795	3,785,068

Item 4 - Ratification of the Appointment of Independent Registered Public Accountants for the Fiscal Year Ending August 30, 2014.

Company shareholders ratified the appointment of Deloitte & Touche LLP as the Company's independent registered public accountants for the fiscal year ending August 30, 2014, as set forth below:

Votes For	Votes Against	Abstentions	Broker Non-Votes
24,478,798	204,467	27,813	—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Date: December 18, 2013

By: */s/ Randy J. Potts*
Name: Randy J. Potts
Title: Chairman of the Board, Chief Executive Officer and President